Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2016

Tel-Aviv, Israel, March 31, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported its financial results for the year and fourth quarter ended December 31, 2016.

Financial Highlights

•
Revenues were approximately $12.9 million (€11.6 million) for the year ended December 31, 2016, compared to approximately $13.8 million (€12.5 million) for the year ended December 31, 2015. The decrease in revenues is mainly a result of relatively lower electricity spot prices and radiation levels during the year ended December 31, 2016 compared to the year ended December 31, 2015, which was characterized by relatively high levels of radiation.

•
Operating expenses were approximately $2.3 million (€2.1 million) for the year ended December 31, 2016, compared to approximately $2.9 million (€2.6 million) for the year ended December 31, 2015. The decrease in operating expenses is mainly attributable to the reduction of municipal taxes paid by the Company’s Italian subsidiaries as a result of legislation adopted in 2016. Depreciation expenses were approximately $4.9 million (€4.4 million) for both the year ended December 31, 2016 and the year ended December 31, 2015.

•
General and administrative expenses were approximately $4.7 million for the year ended December 31, 2016, compared to approximately $3.7 million for the year ended December 31, 2015. The increase is mainly due to (i) expenses in connection with consulting services with respect to potential acquisitions and (ii) capital expenditures in the amount of $1.8 million in connection with the Manara Project, recorded in the general and administrative expenses.  These amounts were partially offset by a decrease in salaries and related compensation costs following the termination of employment of one of the Company’s senior employees in October 2015.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $1.5 million in the year ended December 31, 2016, compared to approximately $2.4 million in the year ended December 31, 2015. The decrease was mainly due to an update of the deferred taxes of Dorad resulting from the change in the applicable tax rates, the decrease in the electricity tariffs in February and September 2015, as well as the timing differences between the reduction in the tariffs and the decrease in the price of gas.

•
Other income, net was approximately $0.1 million in the year ended December 31, 2016, compared to approximately $0.02 million in the year ended December 31, 2015. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the years ended December 31, 2015 and 2016.

•
Financing expenses, net was approximately $3.1 million for the year ended December 31, 2016, compared to financing income, net of approximately $0.6 million for the year ended December 31, 2015. The change in financing expenses was mainly due to income derived from the reevaluation of the Company’s EUR/USD forward transactions, the Company’s currency interest rate swap transactions and the Company’s interest rate swap transactions in the aggregate amount of approximately $3.5 million during the year ended December 31, 2015, compared to $0.7 million during the year ended December 31, 2016.

•
Taxes on income were approximately $0.6 million in the year ended December 31, 2016, compared to tax benefit of approximately $1.9 million in the year ended December 31, 2015. The tax benefit for the year ended December 31, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Loss for the year was approximately $1.1 million in the year ended December 31, 2016, compared to net income of approximately $7.3 million for the year ended December 31, 2015.

•
Total other comprehensive loss was approximately $1.8 million for the year ended December 31, 2016, compared to approximately $7.1 million in the year ended December 31, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015, compared to approximately 3.4% for the year ended December 31, 2016.

•	Total comprehensive loss was approximately $2.9 million in the year ended December 31, 2016, compared to income of approximately $0.2 million in the year ended December 31, 2015.

•	EBITDA was approximately $7.5 million for the year ended December 31, 2016, compared to approximately $9.7 million for the year ended December 31, 2015.

•
Net cash from operating activities was approximately $8.2 million for the year ended December 31, 2016, compared to $4.9 million for the year ended December 31, 2015. The increase in net cash from operating activities is mainly attributable to interest payment received on a loan to an equity accounted investee amounting to approximately $5 million.

•
As of March 1, 2017, we held approximately $27.9 million in cash and cash equivalents, approximately $0.2 million in short-term restricted cash, approximately $1 million in marketable securities and approximately $1.9 million in long-term restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “2016 was characterized by intensive project development activities, including the Manara pumped storage project, waste-to-energy projects in the Netherlands and other projects in the photovoltaic field in Israel and Europe. I expect that we will start to see the fruits of these efforts in 2017. We also continued the operational improvements in our PV assets in Italy and Spain and creating a strong cash flow, which services all of our needs with excess cash flow of approximately $3 million. We raised capital under convenient terms and have the means required to implement the investment plan for the coming year.”

Information for the Company’s Debenture Holders

As of December 31, 2016, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately $11.7 million (consisting of approximately $22.6 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $35.5 million in connection with the Series A Debentures issuances (in January and September 2014), net of approximately $24.7 million of cash and cash equivalents and marketable securities and net of approximately $21.8 million of project finance and related hedging transactions of the Company’s subsidiaries). As the Company’s Series B Debentures were issued after December 31, 2016, the Net Financial Debt information provided herein does not include the obligations in connection with the Series B Debentures.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	51% of Groen Gas Goor B.V., a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Financial Position

	December 31	December 31
	2016	2015
	US$ in thousands
Assets
Current assets:

Cash and cash equivalents	23,650	18,717
Marketable securities	1,023	6,499
Restricted cash	16	79
Trade and other receivables	9,952	8,218
	34,641	33,513
Non-current assets

Investment in equity accounted investee	30,788	33,970
Advances on account of investments	905	-
Financial assets	1,330	4,865
Fixed assets	77,066	78,975
Restricted cash and deposits	5,399	5,317
Deferred tax	2,614	2,840
Long term receivables	3,431	847
	121,533	126,814
Total assets	156,174	160,327

Liabilities and Equity

Current liabilities

Current maturities of long term loans	1,150	1,133
Debentures	4,989	4,878
Trade payables	1,684	869
Other payables	3,279	3,223
	11,102	10,103
Non-current liabilities

Finance lease obligations	4,228	4,724
Long-term loans	17,837	13,043
Debentures	30,548	35,074
Deferred tax	925	823
Other long-term liabilities	2,764	2,495
	56,302	56,159
Total liabilities	67,404	66,262

Equity
Share capital	26,597	26,597
Share premium	77,727	77,723
Treasury shares	(1,985)	(1,972)
Reserves	(17,024)	(15,215)
Retained earnings	4,191	7,200
Total equity attributed to shareholders of the Company	89,506	94,333
Non-Controlling Interest	(736)	(268)

Total equity	88,770	94,065

Total liabilities and equity	156,174	160,327

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Interim Statements of Comprehensive Income (loss)

	For the year ended December 31 2016	For the three month ended December 31 2016	For the year ended December 31 2015	For the three month ended December 31 2015
	US$ in thousands (except per share data)

Revenues	12,872	2,298	13,817	2,204
Operating expenses	(2,305)	(447)	(2,854)	(924)
Depreciation expenses	(4,884)	(1,230)	(4,912)	(1,218)
Gross profit	5,683	621	6,051	62

General and administrative expenses	(4,679)	(1,320)	(3,745)	(1,010)
Share of profits (losses) of equity accounted investee	1,505	408	2,446	1,334
Other income, net	99	14	21	(39)
Operating Profit	2,608	(277)	4,773	347

Financing income	290	301	2,347	1,977
Financing income (expenses) in connection with derivatives, net	704	2,162	3,485	(1,011)
Financing expenses	(4,050)	(997)	(5,240)	(1,314)
Financing income (expenses), net	(3,056)	1,466	592	(348)

Profit before taxes on income	(448)	1,189	5,365	(1)
Tax benefit (taxes on income)	(625)	(57)	1,933	(189)

Profit (loss) for the year	(1,073)	1,132	7,298	(190)

Profit (Loss) attributable to:
Owners of the Company	(605)	1,305	7,553	(119)
Non-controlling interests	(468)	(173)	(255)	(71)

Profit for the period	(1,073)	1,132	7,298	(190)
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(267)	432	(141)	78
Other comprehensive income items that will not be transferred to profit or loss:
Presentation currency translation adjustments	(1,542)	(4,706)	(6,947)	(1,979)

Total other comprehensive income (loss)	(1,809)	(4,274)	(7,088)	1,901

Total comprehensive income (loss) for the year	(2,882)	(3,142)	210	(2,091)

Earnings per share
Basic earnings per share	(0.06)	0.12	0.7	(0.02)
Diluted earnings per share	(0.06)	0.12	0.7	(0.02)

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation Currency Translation
	capital	premium	deficit)	shares	Operations	Reserve	Total
	US$ in thousands
Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the year	-	-	(605)	-	-	-	(605)	(468)	(1,073)
Other comprehensive loss for the year	-	-	-	-	(267)	(1,542)	(1,809)	-	(1,809)
Total comprehensive loss for the year	-	-	(605)	-	(267)	(1,542)	(2,414)	(468)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Own shares acquired	-	-	-	(13)	-	-	(13)	-	(13)
Share-based payments	-	4	-	-	-	-	4	-	4
Balance as at
December 31, 2016	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770

Balance as at
September 30, 2016	26,597	77,724	2,886	(1,983)	115	(12,865)	92,474	(563)	91,911
Net loss for the year	-	-	1,305	-	-	-	1,305	(173)	1,132
Other comprehensive loss	-	-	-	-	432	(4,706)	(4,274)	-	(4,274)
Total comprehensive income	-	-	1,305	-	432	(4,706)	(2,969)	(173)	(3,142)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(2)	-	-	(2)	-	(2)
Cost of share-based payments	-	3	-	-	-	-	3	-	3
Balance as at
December 31, 2016	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation Currency Translation
	capital	premium	deficit)	shares	Operations	Reserve	Total
	US$ in thousands
Balance as at January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the year	-	-	7,553	-	-	-	7,553	(255)	7,298
Acquisition of subsidiary	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive loss	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive loss for the year	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Transactions with owners of the Company, recognized directly in equity:
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired	-	-	-	(1,450)	-	-	(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Balance as at September 30, 2015	26,597	77,795	(7,319)	(1,086)	(736)	14,050	97,311	197	97,143
Net loss for the period	-	-	119	-	-	-	119	71	190
Other comprehensive income	-	-	-	-	(78)	1,979	1,901	-	1,901
Total comprehensive income	-	-	119	-	(78)	1,979	2,020	71	2,091
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	886	-	-	886	-	886
Cost of share-based payments	-	72	-	-	-	-	72	-	72
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

	For the year ended December 31 2016	For the three month ended December 31 2016	For the year ended December 31 2015	For the three month ended December 31 2015
	US$ in thousands
Cash flows from operating activities

Profit (loss) for the period	(1,073)	1,132	7,298	(190)

Adjustments for:

Net Financing expenses (income)	3,056	(1,466)	(592)	348
Forward gain	-	-	-	(223)
Depreciation	4,884	1,230	4,912	1,218
Share-based payment transactions	4	3	7	(72)
Share of profits of equity accounted investees	(1,505)	(408)	(2,446)	(1,334)
Payment of interest on loan from an equity accounted investee	5,134	-	-	-
Change in trade receivables and other receivables	(1,798)	(822)	458	412
Change in other assets	(805)	(268)	(1,706)	478
Change in accrued severance pay, net	(18)	(18)	(1)	-
Change in trade payables	850	728	(252)	(181)
Change in other payables	1,955	1,889	2,311	1,058
Income tax expense (tax benefit)	625	57	(1,933)	189
Income taxes paid	(54)	(54)	(241)	(53)
Interest received	251	75	222	113
Interest paid	(3,300)	(1.379)	(3,126)	(1,438)
	9,279	(433)	(2,387)	515

Net cash from operating activities	8,206	699	4,911	325

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

	For the year ended December 31 2016	For the three month ended December 31 2016	For the year ended December 31 2015	For the three month ended December 31 2015
	US$ in thousands
Cash flows from investing activities:

Acquisition of fixed assets	(5,388)	(4,254)	-	-
Investment in of equity accounted investee	(803)	-	(7,582)	(39)
Advances on account of investments	(905)	-	-	-
Repayment of loan from an equity accounted investee	2,638	-	-	-
Proceeds from (investment in) deposits, net	-	-	3,980	-
Acquisition of marketable securities	(1,022)	-	(2,869)	(1,519)
Proceeds from marketable securities	6,511	4,500	-	-
Payment/proceeds from settlement of derivatives, net	-	-	2,087	2,087
Decrease (increase) in restricted cash, net	(31)	781	(101)	605

Net cash used in investing activities	1,000	1,027	(4,485)	1,134

Cash flows from financing activities:

Acquisition of non-controlling interests	-	-	(868)	(868)
Dividends paid	(2,404)	-	-	-
Repayment of long-term loans and finance lease obligations	(1,169)	(433)	(1,020)	(126)
Repayment of Debentures	(5,210)	(5,210)	(5,134)	(5,134)
Proceeds from exercise of share options and warrants	-	-	1,201	-
Repurchase of own shares	(13)	(2)	(1,450)	(886)
Long term loans received	6,001	5,819	11,715	651
Proceeds from issuance of debentures, net	-	-	-	-

Net cash from financing activities	(2,795)	174	4,444	(6,363)

Effect of exchange rate fluctuations on cash and
cash equivalents	(1,478)	(1,934)	(1,911)	(951)

Increase (decrease) in cash and cash equivalents	4,933	(34)	2,959	(5,855)
Cash and cash equivalents at the beginning of period	18,717	23,684	15,758	24,572

Cash and cash equivalents at the end of the period	23,650	23,650	18,717	18,717

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Net income (loss) to EBITDA (in US$ thousands)

	For the year ended December 31 2016	For the three months ended December 31 2016	For the year ended December 31 2015	For the three months ended December 31 2015
	US$ in thousands
Net income (loss) for the period	(1,073)	1,132	7,298	(190)
Financing expenses (income), net	3,056	(1,466)	(592)	348
Taxes on income (Tax benefit)	625	57	(1,933)	189
Depreciation and amortization	4,884	1,230	4,912	1,218
EBITDA	7,492	953	9,685	1,565